EXHIBIT 21.1

Subsidiaries of MSCI Inc.

The following is a list of the subsidiaries of MSCI Inc., excluding those subsidiaries that, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary as of December 31, 2022.

Name	Jurisdiction of Incorporation/Organization

Barra, LLC	Delaware, U.S.A.
Investment Property Databank Limited	United Kingdom
MSCI Barra (Suisse) Sàrl	Switzerland
MSCI ESG Research (UK) Limited	United Kingdom
MSCI ESG Research LLC	Delaware, U.S.A.
MSCI G.K.	Japan
MSCI Limited	United Kingdom
Real Capital Analytics, Inc.	New York, U.S.A.
RiskMetrics Solutions, LLC	Delaware, U.S.A.